Humphry Slocombe Group, Inc.
Balance Sheet
As of December 31, 2020

	2020
ASSETS	
Current Assets	
Bank Accounts	
1001 Main Checking 7868	44,872.01
1005 Wholesale & Events chk*9828	-2,547.52
1006 Venice chk*5715	193.90
1008 Berkeley wfk*0218	600.00
1010 Capital One MMA	21,129.55
1900 Petty Cash	29,437.50
Total 1* Bank Acc	$ 93,685.44
Total Bank Accounts	$ 93,685.44
Accounts Receivable	
11000 Accounts Receivable	107,839.10
Total Accounts Receivable	$ 107,839.10
Other Current Assets	
1211 Square AR - Ferry	2,007.25
1213 Square AR - Oakland Hive	591.41
1214 Square AR - Harrison	606.96
1217 Square AR - Berkeley	571.20
1230 DoorDash AR	6,604.62
1231 GrubHub AR	2,189.95
1253 Postmates AR	84.16
1256 UberEats AR	60.88
13000 Inventory	
13100 Raw Materials	64,908.00
13300 Finished Products	364,368.00
Total 13000 Inventory	$ 429,276.00
14302 Express Service Insurance	300.46
14305 Employers WC 6/20-5/21	54.15
14306 Prepaid Hartford	115.53
Total 14300 Prepaid Insurance	$ 470.14
14600 Security Deposits	74,887.84
Total 14000 Prepaid Expenses	$ 75,357.98
Total Other Current Assets	$ 517,350.41
Total Current Assets	$ 718,874.95
Fixed Assets	
15000 Fixed Assets	
15110 Computer And Software > $2.5K - cost	6,461.35
15200 Leasehold Improvements	727,633.52

15300 Production Equipment > $2.5K - cost		189,759.57
15400 Furniture and Fixtures > $2.5K - Cost		37,143.79
15500 Automobile - cost		122,338.46
15601 Total Depreciation		-723,604.00
Total 15000 Fixed Assets	**$**	**359,732.69**
Total Fixed Assets	**$**	**359,732.69**
Other Assets		
16000 Intangible Assets		
16100 Startup Costs		22,581.86
16150 Accum Amort - Startup Cost		-7,425.86
Total 16000 Intangible Assets	**$**	**15,156.00**
17000 Due From Humphry Slocombe		245,673.66
Total Other Assets	**$**	**260,829.66**
TOTAL ASSETS	**$**	**1,339,437.30**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable		390,591.27
Total Accounts Payable	**$**	**390,591.27**
Credit Cards		
21000 Company Credit Cards		
21100 Chase Ink CC *0242		69,195.50
21200 Wells Fargo CC *8859		19,757.03
Total 21000 Company Credit Cards	**$**	**88,952.53**
Total Credit Cards	**$**	**88,952.53**
Other Current Liabilities		
Total 2300 Sales Tax Payable	**$**	**5,235.95**
2390.2020q3 Sales Tax Payable Q3 2020		14,402.30
2390.2020q4 Sales Tax Payable Q4 2020		11,282.00
24999 Commuter/Transit Payable		966.69
26000 Gift Cards		53,010.29
Total Other Current Liabilities	**$**	**84,897.23**
Total Current Liabilities	**$**	**564,441.03**
Long-Term Liabilities		
2721 SQ Loan Berkeley		
2721c SQ Loan Berkeley Cost ~22%		446.02
2721t SQ Loan Berkeley Total		29,536.92
Total 2721 SQ Loan Berkeley	**$**	**29,982.94**
2722 SQ Loan Square Ferry		
2722c SQ Loan Square Ferry Cost 9%		-8,442.37
2722t SQ Loan Square Ferry Total		53,767.34
Total 2722 SQ Loan Square Ferry	**$**	**45,324.97**

2723 SQ Loan Harrison		
2723c SQ Loan Harrison Cost 19.75%		588.75
2723t SQ Loan Harrison Total		19,357.65
Total 2723 SQ Loan Harrison	**$**	**19,946.40**
2724 SQ Loan Oakland		
2724c SQ Loan Oakland Cost 19.25%		995.45
2724t SQ Loan Oakland Total		16,166.74
Total 2724 SQ Loan Oakland	**$**	**17,162.19**
Total 2720 Square Loans	**$**	**112,416.50**
2750 Other Loans		
2753 Salt Partners Loan		64,839.95
2754 Jina Osumi Loan		155,396.71
2758 B-Side Loan #2		55,916.66
2759 B-Side Loan #1		60,499.96
2760 PPP Proceeds		431,726.43
2761 EIDL Loan		199,900.00
Total 2750 Other Loans	**$**	**968,279.71**
Total Long-Term Liabilities	**$**	**1,080,696.21**
Total Liabilities	**$**	**1,645,137.24**
Equity		
31000 Members Equity		3,122,320.11
34000 Retained Earnings		-2,689,975.27
Net Income		-738,044.78
Total Equity	**-$**	**305,699.94**
TOTAL LIABILITIES AND EQUITY	**$**	**1,339,437.30**